Exhibit No.2
26 March 2007
Letter to Optionholders of STATS ChipPAC Ltd.
Dear Colleagues,
VOLUNTARY CONDITIONAL CASH OFFER BY SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD TO ACQUIRE ALL THE ISSUED SHARES AND AMERICAN DEPOSITORY SHARES OF STATS CHIPPAC LTD.
As you may now know, Singapore Technologies Semiconductors Pte Ltd (Offerer) offered to buy all of STATS ChipPAC Ltd.’s outstanding ordinary shares which it does not already own. On 16 March 2007, the Offerer advised that it sent a proposal to all holders of Options of STATS ChipPAC Ltd., in respect of the Options (Options Proposal).
In connection with the Options Proposal, you should be receiving:
1.	the Options Proposal letter
2.	Offer To Purchase For Cash booklet and the accompanying forms
3.	Acceptance Letter for the Options Proposal (which is attached to the Options Proposal letter)
On 23 March 2007, the Offerer also publicly provided questions and the suggested responses (FAQ) to provide clarity on the Options Proposal. The Offerer stated in the FAQ that the Options Proposal is for all options, vested and unvested. Optionholders are requested to read the FAQ carefully. A copy of the FAQ is attached to this letter.
Each Optionholder is also urged to read the option plan and the option agreement under which his or her options were granted for the terms and conditions relating to rights in vested and unvested options. For example, despite the fact that the Offerer has stated that the Options Proposal is for all options, vested and unvested, if an Optionholder’s employment with the Company is terminated before his or her options vest, the Optionholder may lose any rights in his or her unvested options.
Additional Information
This letter does not constitute a solicitation or recommendation with respect to the Options Proposal. In connection with the proposed cash tender offer and the Options Proposal, we expect to issue no later than March 30, 2007 a circular stating whether the directors of the Company who are considered independent for the purposes of the Offer recommend that you accept or reject the Options Proposal or stating that such directors are neutral with respect to the Options Proposal and, in any case, the reasons why, and to file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (SEC). Optionholders are strongly advised to defer making any decision with respect to the Options Proposal until they have read these documents when they become available because they will contain important information about the Options Proposal. Copies of the circular/solicitation/recommendation statement will be available free of charge at the SEC’s website at www.sec.gov, at the SGX-ST website at www.sgx.com or at our website at www.statschippac.com.

What should you be doing?
1.	If you desire to accept the Options Proposal, you will need to complete and execute the Acceptance Letter for the Options Proposal form indicating:

No. of options	Exercise Price (S$)	Exercise Period
(depending on the no. of options you wish to accept)
2.	You may attach an appendix to the form to indicate the above information if space provided on the form is insufficient.
3.	You may confirm the number of outstanding options via our eSharePlan.
4.	This duly completed and executed form must be sent to:
Singapore Technologies Semiconductors Pte Ltd
c/o M&C Services Private Limited
139 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Closing date: 13 April 2007, 3.30 p.m., Singapore time, unless extended
Closing date: 13 April 2007, 3.30 a.m., New York City time, unless extended
(Remember to complete your name, NRIC/passport no., residential address on page 2).Your duly completed and executed form must be received at this address on or before the closing date times set forth above. As such, you should send in the required documentation sufficiently in advance of the closing date times set forth above so that your materials are received prior to such closing date times.
5.	If you have not yet received the Options Proposal or the Acceptance Letter for the Options Proposal, you may contact the Financial Advisor for the Offerer, Goldman Sachs at 1800-8892638 (within Singapore), 65-68892638 (from overseas) from 9 a.m. — 6 p.m. Singapore time or the information agent in the United States at +1 800-322-2885 (toll free within the United States, 9 a.m. — 9 p.m. New York City time).
6.	If you do not wish to accept the Options Proposal, you do not have to take further action in respect of the Acceptance Letter which has been sent to you.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, and they jointly and severally accept responsibility accordingly.

Yours sincerely,

/s/ Ng Tiong Gee
Ng Tiong Gee
Senior Vice President, Human Resources and Chief Information Officer